United States securities and exchange commission logo





                             July 19, 2021

       Spenser Skates
       Chief Executive Officer
       Amplitude, Inc.
       631 Howard Street, 5th Floor
       San Francisco, CA 94105

                                                        Re: Amplitude, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001866692

       Dear Mr. Skates:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 21, 2021

       Prospectus Summary
       Overview, page 1

   1. Please revise here, and throughout the filing as necessary, to include your business operating and financial
measures for each period presented. For example, disclose the dollar-based net
retention rate for all paying customers and customers with greater than
                                                        $100,000 in ARR and the
related customer count as of December 31, 2019. Also, disclose the percentage of ARR
from customers with greater than $100,000 in ARR for each
                                                        period presented to add
context to the related measures you provide.
   2. Please disclose the source of your statement that U.S. adults spend eight hours per day on
 Spenser Skates
Amplitude, Inc.
July 19, 2021
Page 2
         digital activities.
The Amplitude Digital Optimization System, page 8

3. Please disclose the basis for your statement that you provide the market leading product analytics solution and clarify the criteria on which you based this statement, such as revenue or number of customers or market share.
What Sets Us Apart, page 10

4. Please clarify whether Shopify, Instacart and Peloton are current customers and whether they represent a material portion of your revenue.
Summary Consolidated Financial and Operating Information, page 16

5. Please revise your pro forma net loss per share calculations to include an adjustment to the numerator for the amount of share-based compensation expense attributable to RSUs for which the time-based vesting condition will be satisfied as of June 30, 2021 and the performance condition will be satisfied upon the effectiveness of the registration statement. Refer to Rule 11-01(a)(8) of Regulation S-X.
Non-GAAP Financial Measures, page 18

6. When presenting non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence. For example you disclose Non-GAAP Gross Margin, Non-GAAP Loss from Operations, Non-
         GAAP Loss from Operations Margin, and Free Cash Flow Margin here but do not provide the corresponding GAAP measure. Also, you disclose free cash flow on pages 4 and 65 without providing the corresponding GAAP measure. Further, your disclosure of non-
         GAAP financial measures in MD&A precedes your discussion of GAAP results. Please revise disclosure throughout the registration statement. Refer to Item 10(e)(1)(i) of
         Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure
         Interpretations.
We could suffer disruptions, outages, defects, and other performance and quality problems..., page 27

7. Please briefly describe the material terms of your agreement with Amazon Web Services including the term and any material termination provisions.
Sales effortsLastNameSpenser
FirstName      to larger organizations
                                 Skatesinvolve risks..., page 31
Comapany
8.     PleaseNameAmplitude,     Inc. to enterprise customers and disclose the
average length of
                define your reference
July 19,your
         2021 sales
                Pagecycle
                      2 to large enterprises as compared to your other
customers.
FirstName LastName
 Spenser Skates
FirstName
Amplitude,LastNameSpenser  Skates
            Inc.
Comapany
July       NameAmplitude, Inc.
     19, 2021
July 19,
Page  3 2021 Page 3
FirstName LastName
We derive, and expect to continue for some time to derive..., page 33

9. Please disclose the percentage of your revenue that is derived from your Amplitude
         Analytics product for the periods presented.
We are subject to government regulation..., page 37

10. Please briefly describe the incidents in which persons from U.S. sanctioned countries or regions have accessed your platform.
Management's Discussion and Analysis for Financial Conditions and Results of Operations
Key Business Metrics, page 67

11. In several risk factors you disclose the importance of converting customers on free-tier, self-service option to paid subscriptions, including disclosure on page 31 that to the extent free-tier customers do not become paying subscribers your business and ability to grow revenue would be harmed. Please tell us the number of non-paying customers for the periods presented and disclose any metrics you use in monitoring your ability to convert such customers to paying customers. Refer to Item 303(a) of Regulation S-K and Section
         I of SEC Release 33-10751.
Non-GAAP Financial Measures
Non-GAAP Gross Margin and Non-GAAP Operating Margin, page 69

12. You state that you exclude amortization of intangible assets related to business combinations because such expenses have no direct correlation to the operation of your business. Please revise to clarify that while you exclude such expenses from certain non-
         GAAP measures, the revenue from the acquired companies is reflected in this measure and the acquired assets contribute to revenue generation.
Critical Accounting Policies and Estimates
Stock-Based Compensation Expense, page 83

13. You describe objective and subjective factors considered in determining the fair value of common stock. Please revise to briefly describe the methods that management used to determine the underlying common stock valuations. Refer to Item 303(a)(3)(ii) of
         Regulation S-K and Section V of SEC Release No. 33-8350.
Executive Compensation, page 121

14. Please file the offer letter with Mr. Liu as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Sale Price History of Our Common Stock, page 151

15. Please revise to disclose that during 2019 and 2020 you facilitated secondary transactions with select executives in which common stock was sold above fair value.
 Spenser Skates
Amplitude, Inc.
July 19, 2021
Page 4
Consolidated Financial Statements
Note 1. Summary of Business and Significant Accounting Policies
Cash, Cash Equivalents, and Restricted Cash, page F-13

16. Please provide us with a breakdown of the highly liquid investments included in cash and cash equivalents at December 31, 2020.
Note 5. Stockholder's Deficit and Equity Incentive Plans
Restricted Stock Units, page F-25

17. Please revise to describe the liquidity event(s) that will satisfy the performance vesting condition for your restricted stock units.
Note 11. Subsequent Events, page F-30

18. Please disclose any stock-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
         As part of your response, provide us with a breakdown of all share-based compensation awards granted during fiscal 2020 and to date in fiscal 2021 and include the fair value of the underlying common stock used to value such awards. In addition, provide us with a breakdown of all private transactions during the same periods and include the sales price and fair value of common stock for each sale. Also, explain further how the secondary common stock transactions and preferred share issuances factored into your analysis for the fair value of your common stock. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

19. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameSpenser Skates
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany     NameAmplitude,
       present                  Inc. in reliance on Section 5(d) of the
Securities Act, whether or
                 to potential investors
July 19,not theyPage
         2021     retain
                      4 copies of the communications.
FirstName LastName
 Spenser Skates
FirstName
Amplitude,LastNameSpenser  Skates
            Inc.
Comapany
July       NameAmplitude, Inc.
     19, 2021
July 19,
Page  5 2021 Page 5
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Tad J. Freese, Esq.